April 15, 2015

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Territorial Bancorp Inc. (the Company) and, under the date of March 13, 2015, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2014 and 2013, and the effectiveness of internal control over financial reporting as of December 31, 2014. On April 9, 2015, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated April 15, 2015, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that the change was approved by the Audit Committee of the Board of Directors within Item 4.01(a) and with the Company’s statements within Item 4.01(b).

Very truly yours,

/s/ KPMG LLP